                                 SCHEDULE 13G

                                 (Rule 13d-102)

  Information to be included in Statements Filed Pursuant to Rule 13d-1(b),
       (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                   Under the Securities Exchange Act of 1934
                         (Amendment No. ___________)*

                            Lark Technologies, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   517238101
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                January 3, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                [X] Rule 13d-1(b)

                [_] Rule 13d-1(c)

                [_] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 517238101

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only):
                             Big Sky Capital, LLC
     ---------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group                    (a) [_]
       (See Instructions)                                                (b) [X]

3.   SEC Use Only
     ---------------------------------------------------------------------------

4.   Citizenship or Place of Organization             Delaware
                                          --------------------------------------

Number of         5. Sole Voting Power                     199,440
Shares                                 -----------------------------------------
Beneficially
Owned by          6. Shared Voting Power                   None
Each Reporting                           ---------------------------------------
Person With
                  7. Sole Dispositive Power                199,440
                                            ------------------------------------

                  8. Shared Dispositive Power              None
                                              ----------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person    199,440
                                                                  --------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                  --------------------------------------------------------------

11.  Percent of Class Represented by Amount in Row (9)   5.67 %
                                                       -------------------------

12.  Type of Reporting Person (See Instructions)
       OO
     ---------------------------------------------------------------------------

Item 1.
       (a) Name of Issuer:
           --------------

             Lark Technologies, Inc.

       (b) Address of Issuer's Principal Executive Offices:
           -----------------------------------------------

             9441 W. Sam Houston Parkway South, Suite 103
             Houston, Texas 77099

Item 2.

       (a) Name of Person Filing:
           ---------------------

             Big Sky Capital, LLC

       (b) Address of Principal Business Office or, if none, Residence:
           -----------------------------------------------------------

             1250 4th Street, 5th Floor, Santa Monica, CA  90401

       (c) Citizenship:
           -----------

             Delaware

       (d) Title of Class of Securities:
           ----------------------------

             Common Stock

       (e) CUSIP Number:
           ------------

             517238101

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

       (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

       (b) [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

       (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

       (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

       (e) [X] An investment adviser in accordance with
               (S)240.13d-1(b)(1)(ii)(E) (under state law);

       (f) [_] An employee benefit plan or endowment fund in accordance with
              (S)240.13d-1(b)(1)(ii)(F);

       (g) [_] A parent holding company or control person in accordance with
              (S)240.13d-1(b)(1)(ii)(G);

       (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

       (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

       (j) [_] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

       (a) Amount beneficially owned: 199,440.

       (b) Percent of class: 5.67%.

       (c) Number of shares as to which the person has:

             (i) Sole power to vote or to direct the vote: 199,440.

             (ii) Shared power to vote or to direct the vote: None.

             (iii) Sole power to dispose or to direct the disposition of:
                   199,440.

             (iv) Shared power to dispose or to direct the disposition of:
                  None.

Item 5. Ownership of Five Percent or Less of a Class

       Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

       The shares of common stock to which this Schedule relates are held in accounts of Big Sky Capital, LLC. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. In the aggregate, shares of common stock held in accounts of Big Sky Capital, LLC relate to more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

       Not Applicable

Item 8. Identification and Classification of Members of the Group

       Not Applicable

Item 9. Notice of Dissolution of Group

       Not Applicable

Item 10. Certification

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 1, 2002
                                       ------------------------------
                                       Date

                                         /s/ CHRISTOPHER GAUGHAN
                                       ------------------------------
                                       Signature

                                       Christopher Gaughan, President
                                       ------------------------------
                                       Name/Title